UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2017

Lisa A. Atkins
Bristol-Myers Squibb Company
lisa.atkins@bms.com

Re: Bristol-Myers Squibb Company
Incoming letter dated December 29, 2016

Dear Ms. Atkins:

This is in response to your letter dated December 29, 2016 concerning the shareholder proposal submitted to Bristol-Myers by the National Center for Public Policy Research. We also have received a letter from the proponent dated January 19, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Justin Danhof
National Center for Public Policy Research
jdanhof@nationalcenter.org

January 26, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bristol-Myers Squibb Company
Incoming letter dated December 29, 2016

The proposal requests that the board report to shareholders Bristol-Myers' assessment of the political activity resulting from its advertising and its exposure to risk resulting therefrom.

There appears to be some basis for your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(7), as relating to Bristol-Myers' ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if Bristol-Myers omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Bristol-Myers relies.

Sincerely,

Ryan J. Adams
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

January 19, 2017

Via email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Stockholder Proposal of the National Center for Public Policy Research, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam,

This correspondence is in response to the letter of Lisa A. Atkins, on behalf of Bristol-Myers Squibb Company (the "Company") dated December 29, 2016, requesting that your office (the "Commission" or "Staff") take no action if the Company omits our Shareholder Proposal (the "Proposal") from its 2017 proxy materials for its 2017 annual shareholder meeting.

RESPONSE TO BRISTOL-MYERS SQUIBB'S CLAIMS

The Proposal asks the Company to report to its shareholders, at a reasonable cost and omitting proprietary information, the Company's assessment of the political activity stemming from its advertising expenditures placed with political outlets and the resultant risks therefrom.

The Company contends that it should be permitted to exclude our Proposal from its 2017 proxy materials because it violates management's prerogative to direct its ordinary business operations under Rule 14a-8(i)(7) and because it is impermissibly vague in violation of Rule 14a-8(i)(3). Our clear Proposal does not direct any business operations, rather it seeks a report on Bristol-Myers Squibb's corporate political activity. In this way, our Proposal is substantially similar to a prior Proposal which the Staff allowed over a Rule 14a-8(i)(7) no-action request. Additionally, the Staff has long recognized that corporate involvement in the political process transcends ordinary business. Also, by its affiliation through advertising with certain political organizations and the risks of those associations, the Company has a clear nexus to the issue of corporate political spending. Finally, corporate political spending/activity is a significant policy issue.

Also, our Proposal clearly defines the risks facing the Company based on its political spending and its activities. As such, it is not excludable under Rule 14a-8(i)(3).

For the following reasons, the Company has fallen short of its burden of persuading the Staff that it may omit our Proposal.

Analysis

Part I. The Proposal May Not be excluded as Interfering with Ordinary Business Operations Since the Staff Previously Ruled that a Substantially Similar Proposal Did not Interfere with Ordinary Business Operations, It Focuses on the Company's Political Activity and Spending – an Issue that Transcends Ordinary Business, and Corporate Political Activity and Spending is Itself a Significant Policy Issue

Under Rule 14a-8(i)(7), a company may exclude a shareholder proposal if it deals with matters relating to the company's "ordinary business." The Commission has indicated two central considerations regarding exclusion under Rule 14a-8(i)(7). First, the Commission considers the subject matter of the proposal. Next, the Commission considers the degree to which the proposal seeks to micromanage a company. Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

Our Proposal seeks an assessment of the Company's political spending and activities as it relates to an identifiable Company operation with a sufficient nexus to Bristol-Myers Squibb's business. The Proposal also seeks an analysis of the Company's risk exposure stemming from this political spending.

First, this analysis will review a prior Staff decision that allowed a substantially similar proposal over a substantially similar ordinary business objection. Second, it will evaluate the Staff's precedent confirming that political spending/activity proposals are not excludable under Rule 14a-8(i)(7). Next, it will explain the Company's corporate political activity in the form of advertisement dollars spent with political media outlets. Finally, it will show that corporate political spending/activity is a significant policy issue.

A. Our Proposal is Nearly Identical to a Proposal that the Staff Previously Allowed Over a Rule 14a-8(i)(7) Objection

Our Proposal is nearly identical in structure and nature to the proposal in *PNC Financial Services Group, Inc.*, (avail. February 13, 2013). In its no action request, the Company never addresses this Staff decision. Almost the entire list of Staff decisions cited by the Company are irrelevant to the present matter. The proposals in most of those decisions sought to direct a company's advertising choices, they did not address corporate political activity or significant policy issues. Our Proposal seeks a report on the Company's political spending/activity and risk – an issue the Staff has repeatedly allowed over Rule 14a-8(i)(7) objections (see more *infra*). As the Proposal focuses on the Company's financial support of political organizations through advertising dollars, it is not excludable under Rule 14a-8(i)(7).

In *PNC Financial Services Group, Inc.*, the proposal sought a report evaluating the greenhouse gas emissions resulting from PNC's lending practices and the climate change risks related to those activities. As a financial services company, lending and financing are PNC's core business functions. Generally, such a proposal regarding lending decisions would be excludable under Rule 14a-8(i)(7)'s ordinary business analysis. However, the Staff allowed the proposal, noting specifically "[w]e are unable to concur in your view that PNC may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal focuses on the significant policy issue of climate change. Accordingly, we do not believe that PNC may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)." While our Proposal discusses a portion of the Company's advertising, it only discusses that portion which involves political spending. This is similar in structure to the *PNC* proposal that sought information about the bank's lending, but only as it related to climate change issues.

Just as Bristol-Myers Squibb argues in its letter that the Staff has consistently determined that proposals on advertising are excludable as a violation of ordinary business, PNC cited a slew of Staff decisions that rejected proposals focusing on bank lending and financing. And just as the Staff rejected PNC's argument then, consistency dictates the Staff should find Bristol-Myers Squibb's arguments of no moment since our Proposal focuses on a non-excludable issue (political activity) under Rule 14a-8(i)(7).

To see just how similar our Proposal is to the one in *PNC Financial Services Group, Inc.*, (avail. February 13, 2013), a comparison of the two operative sections is instructive. This is the relevant language from the *PNC* proposal:

> [g]iven the broader societal implications of climate change, shareowners request that the Board of Directors report to shareholders by September 2013, at reasonable cost and omitting proprietary information, *PNC's assessment of the greenhouse gas emissions resulting from its lending portfolio and its exposure to climate change risk in its lending, investing, and financing activities*. (Emphasis added).

And here is the relevant language from our Proposal:

> [t]he proponent requests that the Board of Directors report to shareholders by December 2017, at reasonable cost and omitting proprietary information, *Bristol-Myers Squibb's assessment of the political activity resulting from its advertising and its exposure to risk resulting therefrom*. (Emphasis added).

The thrust of each ask is the same – an assessment of a significant policy issue that is intricately tied to the business operation of a company. Furthermore, the parallels between the two proposals extend beyond the respective language to the surrounding circumstances.

In *PNC*, the proposal focused on certain bank lending to traditional fossil fuel companies. It was this lending, not the bank's entire portfolio, that exposed it to climate change risk according to the proponent. In the same way, our Proposal focuses on a subset of the Company's advertising spending that goes to politicized organizations and consequently exposes the Company to certain risks. Our Proposal does not touch on all the Company's advertising spending, only that money which it doles out to political organizations. Furthermore, the basic risks discussed in the *PNC* decision parallel the risks now facing Bristol-Myers Squibb.

In *PNC*, the proponent recited the bank's growing reputational risk of continued lending to certain mining companies. As evidence, the proponent discussed certain protests against banks that were lending to such mining companies. Likewise, our Proposal discusses the backlash that advertisers such as Bristol-Myers Squibb face for funding political media organizations. Our Proposal notes that "[s]ome news organizations have faced backlash and even boycotts over political corruption and collusion. Some boycotts have also extended to corporations that advertise on certain news networks. Bristol-Myers Squibbs's Board should be aware of such risks and inform the shareholders of its findings."

It is also worth noting that the structure of the players in the *PNC* proposal is similar to that in our Proposal. The *PNC* proponent sought an assessment of the bank's exposure to climate change risk based on its financial relationships with certain fossil fuel companies. Our Proposal seeks an assessment of the political activity and risk stemming from Bristol-Myers Squibb's financial relationships with certain political media entities.

In *PNC*, the Staff allowed the proposal since it focused on climate change issues. While otherwise interfering with ordinary business operations, the Staff has declared that certain climate change related proposals transcend ordinary business and are therefore not excludable under Rule 14a-8(i)(7). In the same way, the Staff has consistently ruled that proposals, such as ours which are focused on corporate political activity, are non-excludable under Rule 14a-8(i)(7).

B. The Staff Has Consistently Ruled that Proposals Dealing with Corporate Political Spending and Activities are Not Excludable Under Rule 14a-8(i)(7)

The Staff has long been of the opinion that proposals seeking disclosure of corporate political spending, activities and related policies are not excludable as ordinary business. *See generally*, American *Telephone &Telegraph* (avail. January 11,1984) and *Exxon Mobil* (avail. March 5, 2004). Under the umbrella of political activity, the Staff has allowed many different types of proposals. The Staff has also allowed that seek to limit corporate political involvement, that pressure a company favor one political position and that aim to limit indirect corporate activity.

The Staff has even allowed proposals seeking to prohibit corporate involvement in the political process.

In *The Procter & Gamble Company* (avail. August 6, 2014), the Staff allowed a proposal that sought to limit the company's political contributions to one political affiliation. The Staff noted that, "[i]n our view, the proposal *focuses primarily on Procter & Gamble's general political activities* and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that Procter & Gamble may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)." (Emphasis added).

For years, the Staff has also regularly denied exclusion requests where proposals sought to limit corporate involvement in indirect political activity. These proposals generally attack a company's affiliation with a trade group, non-profit entity or public policy organization. While some of these groups engage in political activity, many of them simply advocate public policy positions. In recent years, these types of proposals have taken on corporate associations (or even possible associations) with the American Legislative Exchange Council, the U.S. Chamber of Commerce, the National Association of Manufacturers, PhRMA, the Business Roundtable, Airlines for America, the American Petroleum Institute, the Heartland Institute and the National Restaurant Association, just to name a few. For example, in *International Business Machines* (avail. January 24, 2011), the proponent spilled significant ink making sure everyone was aware that its proposal was an attack on IBM's affiliation with the Chamber of Commerce. Despite the proposal's focus on IBM's outside affiliation and indirect political spending, the Staff determined that "[i]n our view, the proposal focuses primarily on IBM's general political activities and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate."

The Staff has even denied exclusion under Rule 14a-8(i)(7) where the proponent sought to have the company adopt a policy that would prohibit it from engaging in any direct or indirect political activity. For example, in *EQT Corp.* (avail. January 23, 2013), the proposal titled "Prohibit Campaign Contributions from Corporate Treasury Funds" asked the company to adopt a policy that would ban the company from getting involved in any direct or indirect political activity. In denying exclusion under the ordinary business exemption, the Staff used the familiar language, stating, "[i]n our view, the proposal focuses primarily on EQT's general political activities and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that EQT may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)."

If completely removing a company's ability to engage in the political arena does not constitute micromanaging of corporate ordinary business, then there is almost nothing within the political activity/spending subject matter that would seem to contravene Rule 14a-8(i)(7).[1] Certainly our

[1] We recognize that the Staff has allowed no-action requests where the proposal sought lobbying reports on very specific political issues and in instances where the Staff felt that the proposals

Proposal, that merely seeks a report on "Bristol-Myers Squibb's assessment of the political activity resulting from its advertising and its exposure to risk resulting therefrom," is far less demanding than telling a company whom it can work with politically or that it must cease political spending and activity altogether. Our Proposal only seeks an assessment report on certain political activities.

To recap, the Staff allows proposals that:

- Are generally about corporate political spending and activity;
- Relate to indirect political spending or activity;
- Seek to limit corporate political activity to fund only one political persuasion;
- Seeks to end corporate associations with outside organizations such as the Chamber of Commerce, which the proponents abhor;
- Seeks to eliminate a company's right to engage in political activities altogether.

In this light, our Proposal makes a very minimal request about an identifiable Company operation in which it spends corporate funds to inure to the benefit of political organizations. Since the Company has not denied that it spends Company funds with such political organizations, we urge the Staff to deny Bristol-Myers Squibb's request to omit our proposal under Rule 14a-8(i)(7).

C. Company Funds Given to Political Organizations, Whether with Political Media Outlets or Otherwise, is Political Spending

The crux of our Proposal is that "Bristol Myers Squibb's advertisements placed with politicized media organizations necessarily means that Company funds or assets are being indirectly used to participate or intervene in political campaigns on behalf of (or in opposition to) candidates for public office, or to influence the general public, or segments thereof, with respect to elections or referendums." The Company offers no clear evidence to rebut the clear subject matter presented in our Proposal. Instead, the Company makes two false claims about our Proposal. The Company claims that our Proposal would affect management's decisions related to its marketing and the manner in which it advertises its products. Neither claim holds up to scrutiny.

It is clear why the Company is trying to distort our Proposal. The Staff has consistently ruled that a proposal cannot direct a company's marketing decisions or the manner in which it advertises. Among other decisions, Bristol-Myers Squibb cites to *FedEx Corp.* (avail. July 7, 2016), in its attempt to prove that our Proposal impermissibly contravenes its ordinary business operations by trying to direct the Company's advertising decisions. Rather than showing that our Proposal is in violation of Rule 14a-8(i)(7), this decision (and many others that the Company cites) shows the Company's profound confusion with the Staff's precedent regarding corporate

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directed the company's actions with respect to certain political positions. Our Proposal does not fall into either of those categories.

advertising. The Staff permitted exclusion in *FedEx* because the proposal essentially directed the company to stop its sponsorship of the Washington Redskins. In permitting exclusion, the Staff made it clear that it was doing so because "the proposal relates to *the manner in which* FedEx advertises its products and services." (Emphasis added). The Staff has long held the view that proposals cannot direct the manner or content of a company's advertising. Our Proposal makes no effort to direct the time, manner, place, content or any other aspect of the Company's advertising. All our Proposal does is seek an assessment of those dollars that it spends on advertising with political organizations. Nothing in our Proposal would prevent the Company from advertising with any outlet, and in any manner, as it sees fit.

Our Proposal mentions certain media outlets that engage in political activity. By way of example, the *New York Times* and the *Washington Post* are two of the largest and most influential newspapers in America. They also happen to directly endorse political candidates for public office.[2] So, since money is fungible, advertisements placed with the *Washington Post* or the *New York Times*, contribute to that paper's political endorsement. That's a fact. Outside of these very direct endorsements, outlets such as the *Washington Post*, *New York Times*, ABC and NBC spend considerable page space and air time to promoting political issues and candidates and criticizing others. Again, since money is fungible, advertisements placed with these outlets contributes to those organizations' political activities. Again, that's a fact.

Since the Staff considers that money spent with the American Legislative Exchange Council, the National Restaurant Association and the Heartland Institute constitute indirect political spending, then, surely money given to major political media outlets constitutes the same. Despite its efforts to promote the restaurant business, most Americans would likely view the *New York Times'* impact on America's body politic as vastly greater than that of the National Restaurant Association's. And despite the Company's protestations, the American public is acutely aware that the mainstream media promotes political agendas.

Trust in the news media is at an all-time low. According to Gallup, less than one-third of Americans have even a basic level of trust in the media.[3] A large part of the blame for this distrust is due to the fact that Americans realize that most news outlets are actually driving ideological agendas that are intended to promote political candidates and causes. According to the Pew Research Center, 74 percent of Americans think the news media is biased and favors

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[2] "New York Times Endorsements Through the Ages," *New York Times*, available at http://www.nytimes.com/interactive/2016/09/23/opinion/presidential-endorsement-timeline.html as of January 18, 2017. *See also*, "The Washington Post's Endorsements for the 2016 Elections," *Washington Post*, October 24, 2016, available at https://www.washingtonpost.com/blogs/post-partisan/wp/2016/10/24/the-washington-posts-endorsements-for-the-2016-elections/?utm_term=.d38b2b286715 as of January 18, 2017.

[3] Art Swift, "Americans' Trust in Mass Media Sink to New Low," Gallup, September 14, 2016, available at http://www.gallup.com/poll/195542/americans-trust-mass-media-sinks-new-low.aspx as of January 18, 2017.

one political side over another.[4] Bristol-Myers Squibb may disagree with the clear majority of Americans, but it's an outlier in doing so.

More than bias and lack of trust, recent events have also shown much of the American media scheming with certain candidates for public office. Communications made public by WikiLeaks and others show collusion between high-level political operations and certain national news outlet employees – collusion intended to advance the goals of the political operations.

Here is a sampling of some of the headlines generated by WikiLeaks exposure of this high-level collusion:

- "Campaign Collusion: Is CNBC's John Harwood too Close to the Clinton Operation?," *The Hill*, November 7, 2016, available at http://thehill.com/blogs/pundits-blog/media/304686-campaign-collusion-is-cnbcs-john-harwood-too-close-to-the-clinton as of January 18, 2017.
- "WikiLeaks Documents Expose Media Collusion with Clinton Camp." Fox News, November 4, 2016, available at http://video.foxnews.com/v/5197193436001/?#sp=show-clips as of January 18, 2017.
- "E-Mail Shows Stephanopoulos Colluded with Clinton Campaign to Discredit 'Clinton Cash; Author," Media Research Center – NewsBusters, October 13, 2016, available at http://www.newsbusters.org/blogs/nb/brent-baker/2016/10/13/e-mail-shows-stephanopoulos-colluded-clinton-campaign-discredit as of January 8, 2017.
- "WikiLeaks Exposes Media Bias, Clinton Team Cheering ABC's Use of Talking Points," *Washington Times*, October 10, 2016, available at http://www.washingtontimes.com/news/2016/oct/10/wikileaks-exposes-media-bias-clinton-team-cheering/ as of January 18, 2017.
- "New WikiLeaks Email Shows Additional Questions Donna Brazile Sent Team Clinton," Mediaite, November 7, 2016, available at http://www.mediaite.com/online/new-wikileaks-email-shows-additional-questions-donna-brazile-sent-team-clinton/ as of January 18, 2017.
- "WikiLeaks Reveals Long List of Media Canoodling with Hillary Clinton," Breitbart, October 14, 2016, available at http://www.breitbart.com/wikileaks/2016/10/14/wikileaks-reveals-long-list-clinton-media-canoodling/ as of January 18, 2017.

This is just a small sample of the volumes that have been written and discussed about the information that WikiLeaks revealed. A Google search for "WikiLeaks media collusion" conducted on January 8, 2016 returned more than 370,000 results. This is a large sum considering that many mainstream news outlets gave the story scant coverage as it revealed numerous embarrassments for many media companies.

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[4] Amy Mitchell, Jeffrey Gottfried, Michael Barthel, Elisa Shearer, "Trust and Accuracy," Pew Research Center, July 7, 2016, available at http://www.journalism.org/2016/07/07/trust-and-accuracy/ as of January 18, 2017.

To most media consumers, what WikiLeaks exposed was not shocking. It was simply confirmation of a well-known truth that America's mainstream media works to advance political agendas. WikiLeaks merely showed that, sometimes, media organizations work directly with political candidates and entities to do promote political agendas.

If Bristol-Myers Squibb wants to deny that America's mainstream press works to promote political agendas, that's its prerogative. We request that the Staff not join the Company in such folly.

D. Political Spending and Activity is a Significant Policy Issue

Our Proposal focuses on the significant policy issue of Bristol-Myers Squibb's political spending and activity. The Commission has made it clear that proposals relating to ordinary business matters that center on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." Staff Legal Bulletin No. 14E (the "SLB 14E"). SLB 14E signaled an expansion in the Staff's interpretation of significant social policy issues noting that "[i]n those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7)."

The Staff has allowed proposals over ordinary business exclusion requests where the proponent argued that political spending/activity constituted a significant policy issue. For example, in *Home Depot, Inc.*, (avail. March 25, 2011), the Staff denied exclusion under Rule 14a-8(i)(7) where the proponent argued that "[a]t least since the Supreme Court decision in *Citizens United v. FEC, 130 S. Ct. 876 (2010)*, the issue of whether shareholders will be able to hold company management accountable for electioneering spending has become a high-profile social policy issue garnering a high level of interest in the media and in Congress." The Staff has also extended this logic to the sub-issue of direct and indirect lobbying. In *International Business Machines* (avail. January 24, 2011), the Staff denied exclusion under Rule 14a-8(i)(7) where the proponent argued that "[g]rassroots lobbying is an attempt to influence the general public, or segments thereof, with respect to elections, legislative matters or referenda. (See 26 U.S.C. section 162(e)). Extensive coverage in major national media outlets demonstrates that corporate lobbying has become a significant social policy issue."

The national discussion over corporate political spending has not dissipated since these Staff decisions. The Company has put forward no argument regarding the issue. Corporate political activity continues to be a major topic of public and political debate. It was a major topic of debate in the 2016 presidential election. And in recent years, the Commission has been inundated with requests regarding corporate disclosure of political activity.

The Company claims that the "Staff has not previously applied this social policy exception to advertising related proposals submitted to companies that, like the Company, do not conduct the underlying activity for which the Proposal relates." That claim is belied by the Staff's decision in *PNC Financial Services Group, Inc*., (avail. February 13, 2013) which is discussed extensively above. In that instance, PNC did not conduct the underlying activity to which the proposal related. PNC was financing certain fossil fuel companies which implicated PNC in the significant policy issue of climate change. In the same way, Bristol-Myers Squibb is financing certain political media outlets which implicates the Company in the significant policy issue of corporate political spending.

Our Proposal focuses on the Staff-allowed issue of political spending. The Company is trying to rewrite our Proposal to remove this clear fact. We urge the Staff to rely on the clear language contained within the four corners of our Proposal, and not on the Company's recasting of it.

For the above reasons, we urge the Staff to find that our Proposal may not be omitted under Rule 14a-8(i)(7).

Part II. The Proposal Requests a Clear and Concise Report Concerning the Company's Corporate Political Activity and Spending

Under Rule 14a-8(i)(3), a proposal can be excluded if "the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (CF) (September 15, 2004) ("SLB 14B").

Our Proposal requests a report on a clear Company operation. The Company contends that it can't comprehend what our Proposal means by "Political Risk Exposure." The Proposal clearly states that "[s]ome news organizations have faced backlash and even boycotts over political corruption and collusion. Some boycotts have also extended to corporations that advertise on certain news networks. The Company's Board should be aware of such risks and inform the shareholders of its findings."

The Company is at risk of boycotts due to the political spending identified in our Proposal. This risk is clearly spelled out in the Proposal. It is indeed strange that the Company thinks this is vague. Beyond that, the Staff has allowed proposals over Rule 14a-8(i)(3) exclusion requests that are far more searching than ours.

For example, in *The Procter & Gamble & Company* (avail. August 16, 2016), the Staff denied exclusion under Rule 14a-8(i)(3) where the proposal asked the company for a report on certain known risks and also on unknown, and entirely undefined, risks. Specifically, the proposal requested:

> Shareholders request that the Company issue a public report to shareholders, employees, customers, and public policy leaders,

> omitting confidential information and at a reasonable expense, by April 1, 2017, detailing the *known and potential risks* and costs to the Company caused by any enacted or proposed state policies supporting discrimination against LGBT people, and detailing strategies above and beyond litigation or legal compliance that the Company may deploy to defend the Company's LGBT employees and their families against discrimination and harassment that is encouraged or enabled by the policies. (Emphasis added).

The company argued that this request was inherently vague since potential unknown risks are, by their very definition, undefined. However, the Staff disagreed and ruled that "[w]e are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

In contrast, our Proposal sets out a very clear risk facing the Company in the form of boycotts. As the Staff has allowed proposals with dramatically less-defined risks than that over Rule 14a-8(i)(3) omission requests, we urge the Staff to reject the Company's request.

For the above reasons, we urge the Staff to find that our Proposal may not be omitted under Rule 14a-8(i)(3).

Conclusion

The Company has clearly failed to meet its burden that it may exclude our Proposal under Rule 14a-8(g). Therefore, based upon the analysis set forth above, we respectfully request that the Staff reject Bristol-Myers Squibb's request for a no-action letter concerning our Proposal.

A copy of this correspondence has been timely provided to the Company. If I can provide additional materials to address any queries the Staff may have with respect to this letter, please do not hesitate to call me at 202-507-6398 or email me at JDanhof@nationalcenter.org.

Sincerely,

Justin Danhof, Esq.

cc: Lisa Atkins, Bristol-Myers Squibb
Amy Ridenour, Chairman, National Center for Public Policy Research

Bristol-Myers Squibb

Lisa A. Atkins
Senior Counsel

345 Park Avenue New York, NY 10154-0037
Tel 212-546-5727 Fax 212-546-9966
lisa.atkins@bms.com

December 29, 2016

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
E-mail: shareholderproposals@sec.gov

Re: *Stockholder Proposal of The National Center for Public Policy Research Securities Exchange Act of 1934 – Rule 14a-8*

Dear Ladies and Gentlemen:

This letter and the enclosed materials are submitted by Bristol-Myers Squibb Company (the "Company") to inform you that the Company intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (collectively, the "2017 Proxy Materials") a stockholder proposal (the "Proposal") and a statement in support thereof (the "Supporting Statement") received from The National Center for Public Policy Research (the "Proponent"). We have concurrently sent copies of this correspondence to the Proponent.

Pursuant to Rule 14a-8(j), we are filing this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission. The Company anticipates that its 2017 Proxy Materials will be first made available to stockholders on or about March 23, 2017. Rule 14a-8(k) and Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (November 7, 2008) provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit any correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states in relevant part:

> **Resolved**: The proponent requests that the Board of Directors report to shareholders by December 2017, at reasonable cost and omitting proprietary information, Bristol-Myers Squibb's assessment of the political activity resulting from its advertising and its exposure to risk resulting therefrom.

The Proposal also includes a Supporting Statement that explains the Proponent's basis for submitting the Proposal.

BACKGROUND

The Company received by overnight delivery on November 18, 2016 the Proposal, accompanied by a cover letter from the Proponent. On December 6, 2016, the Company received from the Proponent by email a letter from Charles Schwab verifying the Proponent's ownership as of the date the Proposal was submitted to the Company. Copies of the Proposal, the accompanying cover letter, the broker letter and all related correspondence between the Company and the Proponent are attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rules 14a-8(i)(7) and 14a-8(i)(3) for the reasons discussed below.

ANALYSIS

We believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. According to the Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration relates to the subject matter of a proposal; the 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree to which the proposal attempts to "micro-manage" a company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (November 22, 1976). In addition, in order to constitute "ordinary business," the proposal must not raise a significant social policy issue that would override its ordinary business subject matter, which the Proposal does not. *See id.*; Staff Legal Bulletin No. 14A (July, 12, 2002); Staff Legal Bulletin No. 14E (October 27, 2009) ("SLB 14E").

The Staff has also determined that where a shareholder proposal seeks to require that a board of directors conduct a risk analysis and issue a report for public review, it is the *underlying subject matter* of the report or risk assessment that is to be considered in determining whether the report or risk assessment involves a matter of ordinary business (Release 34-20091 (August 16, 1983) and SLB 14E). *See also Sempra Energy* (January 12, 2012), in which the Staff concurred with the company's exclusion of a shareholder proposal seeking a board review of Sempra's management of specific risks, noting that "the underlying subject matter of these risks appears to involve ordinary business matters."

1. **The Proposal may be excluded under Rule 14a-8(i)(7) because it relates to the manner in which the Company markets, promotes and advertises its products which are fundamental to the running of the Company's ordinary business.**

The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it pertains to the manner in which the Company markets and advertises its products—namely, it requests that the Company's Board of Directors provide a report covering the Company's "assessment of the political activity resulting from its advertising and its exposure to risk resulting therefrom." The Staff has held that management decisions relating to marketing are under the general umbrella of strategic business decisions that are excludable under Rule 14a-8(i)(7). For instance, in *Johnson & Johnson* (avail. Jan. 12, 2004), the Staff considered a proposal that sought a report on how the company "will respond to rising regulatory, legislative and public pressure to increase access to and affordability of needed prescription drugs." The company argued that the proposal relates directly to how it makes "strategic decisions concerning its marketing efforts," which is a routine part of the company's "ordinary business." The Staff concurred, granting no-action relief on the basis that the proposal related to Johnson & Johnson's "ordinary business operations (i.e., marketing and public relations)." *See also WellPoint, Inc.* (avail. Feb. 25, 2011) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal seeking a report on how the company will respond to regulatory, legislative, and public pressures to ensure affordable health care coverage where the company argued that the proposal "implicate[s] the [c]ompany's oversight and management of its administrative costs, including marketing costs"); *The Coca-Cola Co.* (avail. Jan. 21, 2009, *recon. denied* Apr. 21, 2009) (granting the company's no-action request concerning a proposal that related to the modification of the company's labels, packaging, and marketing materials because it related to the company's "ordinary business operations (i.e., marketing and consumer relations)"); *International Business Machines Corp.* (avail. Dec. 22, 1997) (concurring with the exclusion of a proposal that sought the enactment of "a policy to give IBM a viable respectable position in the home and small office software market" as relating to the company's "ordinary business operations (i.e., product marketing)").

Similarly, the Staff has repeatedly recognized that the manner in which a company advertises is a matter of ordinary business and that proposals relating to a company's advertising practices infringe on management's core function of overseeing business practices. The allocation of marketing and advertising resources to best promote a company's products is a key management function, especially for pharmaceutical companies, that use a number of effective mediums, including, among others, direct-to-consumer print, radio, television, and digital and general advertising and promotion to market, promote and advertise their products and to educate the public and potential consumers about their innovative medical research as well as the appropriate use of their products. As a result, the Staff has consistently allowed exclusion of such proposals from a company's proxy materials under Rule 14a-8(i)(7). *See, e.g., FedEx Corp*. (avail. July 11, 2014) (concurring with the exclusion of a proposal relating to the company's sponsorship of the Washington, DC NFL franchise team given controversy over the team's name); *PepsiCo, Inc*. (avail. Jan. 10, 2014) (proposal requesting that the company issue a public statement indicating that a commercial for the company's product was presented in poor taste); *PG&E Corp*. (avail. Feb. 14, 2007) (proposal requesting that the company cease its advertising campaign promoting solar or wind energy sources); *Johnson & Johnson* (avail. Jan. 12, 2004) (proposal asking the board of directors to "review pricing and marketing policies" and issue a report disclosing how the company intends to respond to public pressure to reduce prescription drug pricing was excludable because it concerned the company's marketing and public relations); *Federated Department Stores, Inc*. (avail. Mar. 27, 2002) (proposal requesting that the company "identify and disassociate from any offensive imagery to the American Indian community" in product marketing, advertising, endorsements, sponsorships and promotions); *Tootsie Roll Industries, Inc*. (avail. Jan. 31, 2002) (proposal requesting that the company "identify and disassociate from any offensive imagery to the American Indian community" in product marketing, advertising, endorsements, sponsorships, and promotions).

As a diversified, specialty biopharma company, the Company is engaged in the discovery, development, licensing, manufacturing, marketing, distribution and sale of biopharmaceutical products on a global basis. The Company has a significant interest in maximizing the value of its leading portfolio of brands and products and one of the primary ways it accomplishes this is through advertising, which not only promotes the individual products but also appropriately educate the general public and consumers about appropriate use of its products. In addition, promotion, marketing, manufacturing and distribution of pharmaceutical products are extensively regulated by regional, country, state and local agencies, including The Federal Food, Drug, and Cosmetic Act (FDC Act), which oversees virtually all of the Company's activities and imposes requirements covering, among other things, the testing, safety, effectiveness, manufacturing, labeling, marketing, advertising, post-marketing surveillance, dissemination of information, and promotion of our products. Consequently, if the Company does not appropriately advertise and promote its products it may be subject to certain regulatory actions. Further, the Company operates in a highly competitive environment and marketing effectiveness is among the competitive factors that affect its product sales. By requesting a report on the "[Company]'s assessment of any political activity resulting from its advertising and its exposure to risk resulting therefrom," the Proposal relates to fundamental aspects of management's ability to run the Company on a day-to-day basis—namely, the Company's decisions on marketing strategy and sale of its products. Identification of any risk associated with the Company's advertising and marketing activities necessarily constitutes a crucial component of the day-to-day management of the Company's business operations. As stated in the 1998 Release, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead as the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the Company's business operations." Determining and evaluating the commercial reception and business and reputational impact of the marketing of the Company's products are complex business matters that involve multiple parties both within and outside the Company, which are beyond the knowledge of shareholders, and are directly related to the Company's ordinary business operations. The Staff has, as evidenced by the plethora of examples provided above, agreed that such decisions should be left to management and the Company's Board of Directors.

Requesting a report would require the Company to explain its marketing decisions, discuss how it should best spend its resources to market, promote and advertise its products, and justify the Company's business decisions. In this regard, it is a routine part of the Company's ordinary business to make strategic decisions concerning its marketing efforts and many complex factors are considered in determining marketing budgets, including, among others, an evaluation of the clinical benefits of the product, the cost to develop the product, an evaluation of competing products, an evaluation of alternative forms of treatment (such as surgery and or alternative therapies), demand for the product, changes in indications for use of existing products, the expiration of patents, the availability of generic alternatives and production costs. In addition, the nature of the report sought assumes that the Company should defend the manner in which the Company has decided to market, promote and advertise its portfolio of brands and products. Indeed, the Proposal arguably seeks to dictate how the Company should spend its money or allocate its financial resources. The Proposal is an ideal example of shareholders "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment" (the 1998 Release). Similarly, these critical day-to-day business decisions should be reserved to the management and the Company's Board of Directors and not with shareholders who would not be in a position to make an informed judgment on such matters. Accordingly, because the Proposal relates to the manner in which the Company markets, promotes and advertises its products and seeks to micro-manage the day-to-day activities of the Company, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

2. The Proposal does not raise a significant social policy issue

The Staff has recognized that proposals focusing on social policy issues so significant that they would override the clear ordinary business aspect of the proposals may be appropriate for a shareholder vote. The Proposal's end-goal is to have the Company's Board provide a report on the "[Company]'s assessment of any political activity resulting from its advertising and its exposure to risk resulting therefrom." This is not the type of topic that has been recognized by the Staff as rising to the level of significant policy issues that transcend ordinary business, such as major human rights abuses. *See Franklin Resources Inc.* (December 30, 2013) (proposal related to genocide or crimes against humanity); *The Gap Inc.* (March 14, 2012) (proposal related to human rights violations in Sri Lanka); *Yahoo! Inc.* (April 5, 2011) (proposal related to business in repressive countries). The Proposal's use of loose and unconvincing rhetoric to bring in the concept of general corporate political spending and activity is not enough to implicate a significant policy issue and the Proposal's thrust and focus are plainly driven by ordinary business concerns.

Even if the Proposal were to touch upon a significant policy issue, it would still be excludable because it also involves matters of ordinary business—the manner in which the Company markets and advertises its products. The Staff has time and again concurred with the exclusion of proposals when the proposal addressed topics that broadly included both significant policy issues and ordinary business matters. For example, in *PetSmart, Inc.*, (March 24, 2011), the proposal requested that the board require its suppliers to certify that they had not violated certain acts or laws relating to animal cruelty. The Staff granted exclusion pursuant to Rule 14a-8(i)(7) and stated that "[a]lthough the humane treatment of animals is a significant policy issue, we note [PetSmart's] view that the scope of the laws covered by the proposal is 'fairly broad in nature from serious violations such as animal abuse to violations of administrative manners such as record keeping.'" *See also Apache Corp.* (March 5, 2008) (concurring in the exclusion of a proposal requesting the implementation of equal employment opportunity policies based on specified principles, where the Staff noted that "some of the principles relate to Apache's ordinary business operations"); *General Electric Co.* (February 10, 2000) (concurring in the exclusion of a proposal relating to the discontinuation of an accounting method and use of funds related to an executive compensation program as dealing with both the significant policy issue of senior executive compensation and the ordinary business matter of choice of accounting method). *See also Apache Corp. v. The New York City Employees' Retirement System,* 621 F. Supp. 2d 444 (S.D. Texas, 2008) (quoting SEC Release No. 34-40018 (1998). The *Apache* court concurred in the Staff's view that a shareholder proposal that seeks to micro-manage ordinary business operations may be excluded even if it raises a significant policy issue.). As in these examples, the Proposal does not focus on a policy issue so significant that causes the Proposal to transcend the day-to-day business matters of the Company. Moreover, the Proposal addresses more directly the Company's marketing and advertising activities and strategy, which is not at all related to any political activity of the Company.

The Proposal's only mention of political activity relates to that of a third party—namely, the political activity of media companies. Even if the Proposal was related to the actual political activity of the Company, the fact that the Proposal seeks to address political activity (though tenuous) does not rid the Proposal of its ordinary business nature. On the contrary, the Proposal falls squarely within the long line of precedents which have established the Company's obvious need to manage the allocation of marketing and advertising resources to best promote the Company's products.

Additionally, the Staff indicated in SLB 14E that a shareholder proposal focusing on a significant policy issue "generally will not be excludable under Rule 14a- 8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company." Consistent with this position, when a proposal does not have a sufficient nexus to a company's business, the Staff has concurred that the proposal is excludable under Rule 14a-8(i)(7) even if it touches upon a significant policy issue. The Proposal relates to political activity in the media that is being advanced by certain news media outlets, which does not raise significant policy issues that transcend the Company's day-to-day business of discovering, developing, licensing, manufacturing, marketing, distributing and selling biopharmaceutical products on a global basis. *See, e.g., Viacom Inc.* (avail. Dec. 18, 2015) (finding that a request that the company issue a report assessing the company's policy responses to public concerns regarding linkages of food and beverage advertising to impacts on children's health did not involve significant social policy issues, despite the proponent's assertion that the company, by virtue of licensing popular characters to manufacturers of certain food products, was in a position similar to the food manufacturers); *Gannett Co. Inc.* (avail. Mar. 18, 1993) (finding that a request that a company publish a report on how tobacco advertising was perceived by its customers did not involve significant social policy issues where the company was a media company and not a cigarette manufacturer).

Similar to the reports requested of the companies in *Viacom* and *Gannett*, the Proposal requests a report on the negative implications of political activity in the media that is being advanced by certain news media outlets, which does not, in this case, involve significant social policy issues because the Company is a biopharmaceutical company and not a media company. Indeed, the Proposal confirms on its face that the Company "has a strong record of providing transparency regarding its direct political [activity]." Further, unlike the media outlets mentioned in the Proposal, the Company is not in the business of, producing any news stories or other coverage on any media outlet related to politics or any other topical area, and thus there is not a sufficient nexus between the nature of the Proposal and the Company's day-to-day business of discovering, developing, licensing, manufacturing, marketing, distributing and selling biopharmaceutical products on a global basis. The Staff has not previously applied this social policy exception to advertising-related proposals submitted to companies that, like the Company, do not conduct the underlying activity for which the Proposal relates—namely, the political activity of media companies. In this respect, the Proposal is distinguishable from an instance where the Staff has been unable to concur with the exclusion of a proposal seeking information regarding the risks to children's health of fast food consumption which was submitted to a company that produced and sold fast food—the underlying subject of that proposal. *See, e.g.*, *McDonald's Corp.* (avail. Mar. 14, 2012). Accordingly, because the Proposal does not raise a significant policy issue with respect to the Company, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

3. **The Proposal may be excluded under Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading**

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against"); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (Staff concurred with exclusion under Rule 14a-8(i)(3) where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

The Staff has on numerous occasions concurred in the exclusion of shareholder proposals under Rule 14a-8(i)(3) where key terms used in the proposal were so inherently vague and indefinite that shareholders voting on the proposal would be unable to ascertain with reasonable certainty what actions or policies the company should undertake if the proposal were enacted. *See, e.g., AT&T Inc.* (avail. Feb. 21, 2014) (concurring in the exclusion of a proposal requesting that the board review the company's policies and procedures relating to the "directors' moral, ethical and legal fiduciary duties and opportunities," where the phrase "moral, ethical and legal fiduciary" was not defined or meaningfully described); *Moody's Corp.* (avail. Feb. 10, 2014) (concurring in the exclusion of a proposal requesting that the board report on its assessment of the feasibility and relevance of incorporating ESG risk assessments into the company's credit rating methodologies, where the proposal did not define "ESG risk assessments"). Similarly, the Staff has concurred, on numerous occasions, that a shareholder proposal was sufficiently misleading so as to justify its exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareowners voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991); *see also Puget Energy, Inc.* (avail. Mar. 7, 2002) (permitting exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance").

Of particular note, if a proposal provides a standard or criterion by which a company is supposed to measure its implementation of the proposal, that standard must be clear to both the company and its shareholders. The Staff has consistently found that when proposals fail to adequately describe or make clear the key substantive provisions by which the company is supposed to measure its implementation of the proposal, that proposal may be excluded as vague and indefinite. *See, e.g., The Boeing Co.* (Mar. 2, 2011) (concurring with the exclusion of a proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" because the proposal did not sufficiently explain the meaning of the phrase, rendering the proposal vague and indefinite); *Puget Energy Inc.* (Mar. 1, 2002) (concurring in the exclusion of a proposal requesting that the company pursue a policy of "improved corporate governance" as vague and indefinite); *Norfolk Southern Corp.* (Feb. 13, 2002) (concurring in the exclusion of a proposal requesting that the board of directors "provide for a shareholder vote and ratification, in all future elections of Directors, candidates with solid background, experience, and records of demonstrated performance in key managerial positions within the transportation industry" as vague and indefinite); and *AT&T Inc.* (Feb. 16, 2010) (concurring in the exclusion of a proposal that sought disclosures on, among other things, payments for "grassroots lobbying" without sufficiently clarifying the meaning of that term as vague and indefinite).

Here, the Proposal does not describe or define in any meaningfully determinate way what is meant by the phrase "assessment of political activity resulting from its advertising ..." Instead, the proponent has relied on the conclusory statement included in the Proposal that "numerous news stories regarding communications exposed by WikiLeaks show that much of the American news media is working with political actors to advance specific political agendas...," to support its assertion without providing any specific examples or details about these stories and how exactly this is related to any political activity of the Company. At its core, the Proposal's main assertion on political activity relates to the political activity of a third party, here, media companies, and this has nothing to do with the Company's business or the Company's political activity. Similarly, the nexus between the Company's advertisement with a particular media outlet and such outlet's perceived use of its media resources to "...advance specific political agendas" seems tenuous at best. Surely, a media outlet's determination for topical coverage, budgeting and allocation of advertising revenues are complex business matters that involve multiple considerations and are not necessarily directly related to any particular Company's advertisement placements with such media outlet.

In addition, the Proposal is fundamentally vague and indefinite in its treatment of the essential elements of the assessment requested of the Company's directors and the external standards by which the scope of their assessment is to be measured. The heart of the Proposal is that the Company complete an "...assessment of the political activity resulting from its advertising..." Similarly, the Proposal does not define in any meaningfully determinate way what is meant by the phrase "Political Risk Exposure." Moreover, as noted, the political activity being addressed in the Proposal relates to a third party and not the Company and it is not clear how the Company would go about assessing the political activity of other companies once it's paid such companies for services rendered. Namely, it is unclear whether this assessment should necessarily entail an internal process by the Company that involves the Company's own subjective view of those media outlets it views as engaging in political activity; or whether it should involve some third party research with stated parameters. Notwithstanding the approach, it is still unclear how the Company or any third party would be able to get the information necessary to complete any assessment of a third party activity that is deeply woven in such third party's internal decision making process; and whether such an assessment would provide any meaningful data to the Company such that it could make any true determination about how its advertising exposes the company to political risk. The title of the Proposal, "Political Risk Exposure," suggest that the scope of the assessment could be even broader than the foregoing reference to just advertising. In light of these potential multiple interpretations, "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991).

Recent Staff precedent indicates that, in particular, referencing external standards in a proposal without properly defining the particulars of those standards renders a proposal so vague and indefinite as to be inherently misleading. For example, in *Dell Inc.* (Mar. 30, 2012), it was framing the proxy access proposal in reference to the "SEC Rule 14a-8(b) eligibility requirements" without adequately detailing those eligibility requirements and the actions required, and in *The Boeing Co.* (Mar. 2, 2011), it was referencing "executive pay rights" without sufficiently explaining the meaning of that phrase. *See also Wendy's Int'l Inc.* (Feb. 24, 2006) (concurring in the exclusion of a proposal where the term "accelerating development" was found to be unclear); and *Peoples Energy Corp.* (Nov. 23, 2004, *recon. denied* Dec. 10, 2004) (concurring in the exclusion of a proposal where the term "reckless neglect" was subject to multiple interpretations). Here, the Proponent has not framed the nature and scope of the Proposal in reference to any properly defined particulars or standards: first, the Proposal fails to describe or define in any meaningfully determinate way what is meant by "assessment of political activity resulting from its advertising..." or "Political Risk Exposure," and second, the Proposal fails to provide any guidance with respect to the scope of the directors' assessment of the Company's "...political activity resulting from its advertising..." or how the Company should evaluate "Political Risk Exposure." In short, if "SEC Rule 14a-8(b) eligibility requirements" and "executive pay rights" were viewed as vague and misleading without sufficient explanation in *Dell* and *Boeing*, respectively, then surely "...assessment of the political activity resulting from its advertising..." and "Political Risk Exposure"—which are far more complex subject matters and for which there is no sufficient explanation in the Proposal whatsoever—are also sufficiently vague and misleading so as to be inherently misleading.

Accordingly, as with the precedents cited above, neither the shareholders voting on the proposal, nor the Company in implementing the proposal, would be able to determine with any reasonable certainty exactly what should or should not be reviewed and reported on pursuant to the terms of the Proposal. The Proposal, therefore, should be excluded on the basis that it is so vague and indefinite as to be inherently misleading.

CONCLUSION

Based on the foregoing, we respectfully request the Staff's concurrence that it will take no action if the Company omits the Proposal from its 2017 Proxy Materials.

If you have any questions or require additional information, please do not hesitate to contact me at (212) 546-5727.

Sincerely,

Lisa A. Atkins
Senior Counsel

Enclosures

cc: Justin Danhof, Esq., The National Center for Public Policy Research, via e-mail and Federal Express overnight delivery
Sandra Leung, Bristol-Myers Squibb Company
Katherine Kelly, Bristol-Myers Squibb Company
Jung Choi, Bristol-Myers Squibb Company

EXHIBIT A

(see attached)

FISMA & OMB Memorandum M-07-16

November 16, 2016

Via FedEx

Katherine R. Kelly
Corporate Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, New York 10154

Dear Ms. Kelly,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in Bristol-Myers Squibb Company (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I have owned Bristol-Myers Squibb Company stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and intend to hold these shares through the date of the Company's 2017 annual meeting of shareholders.

A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Amy Ridenour, ***FISMA & OMB Memorandum M-07-16*** .

Sincerely,

Amy Ridenour

Amy Ridenour

Enclosure: Shareholder Proposal

Political Risk Exposure

Whereas, the U.S. Securities and Exchange Commission has consistently ruled that corporate political spending/activity is a significant policy issue.

Bristol-Myers Squibb has a strong record of providing transparency regarding its direct political spending.

Numerous news stories regarding communications exposed by WikiLeaks show that much of the American news media is working directly with political actors to advance specific political agendas. Therefore, the company's financial support of such news outlets through advertising is indirect political spending.

The U.S. Securities and Exchange Commission has also consistently ruled that indirect spending on politics and lobbying is a significant policy issue.

Financial support for such politicized media outlets exposes the company to financial and reputational risk. Many Americans might perceive such spending as supporting or endorsing certain political candidates or causes. The Company's advertisements placed with politicized media organizations necessarily means that company funds or assets are being indirectly used to participate or intervene in political campaigns on behalf of (or in opposition to) candidates for public office, or to influence the general public, or segments thereof, with respect to elections or referendums.

Bristol-Myers Squibb has spent company funds on advertisements with politicized news organizations.

Resolved: The proponent requests that the Board of Directors report to shareholders by December 2017, at reasonable cost and omitting proprietary information, Bristol-Myers Squibb's assessment of the political activity resulting from its advertising and its exposure to risk resulting therefrom.

Supporting Statement

Communications made public by WikiLeaks show collusion between high-level political personnel and certain national news outlet employees. Such news outlets caught engaging in this unethical behavior include CNBC, *New York Times*, CNN, *Politico*, *Washington Post*, NBC and ABC. The Company has paid some of these news outlets for advertising space and time.

Some news organizations have faced backlash and even boycotts over political corruption and collusion. Some boycotts have also extended to corporations that advertise on certain news networks. The Company's Board should be aware of such risks and inform the shareholders of its findings.

charles **SCHWAB**

November 28, 2016

Account # ***FISMA & OMB Memorandum M-07-16***
Questions: +1 (877) 561-1918
x71844

Amy Ridenour
IRA Contributory

FISMA & OMB Memorandum M-07-16

Here is the information you requested.

Dear Amy Ridenour,

I'm writing in regards to your request for information on your IRA account, the holdings information you requested is listed below:

Name: Mondelez Intl Class A
Ticker: MDLZ
Current holding: 164 shares
Current market value: $7,038.88
Continuously held shares since: 10/02/12

Name: Bristol-Myers Squibb
Ticker: BMY
Current holding: 45 shares
Current market value: $2,542.95
Continuously held shares since: 11/27/13

Name: Kimberly-Clark Corp
Ticker: KMB
Current holding: 55.0053 shares
Current market value: $6,444.97
Continuously held shares since: 11/16/01

This letter is for informational purposes only and is not an official record. Please refer to your statements and trade confirmations as they are the official record of your transactions.

Thank you for choosing Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at +1 (877) 561-1918 x71844.

(Continued on next page)

Sincerely,

Kristin Noble

Kristin Noble
Help Desk Specialist – CS&S Help Desk
8332 Woodfield Crossing Blvd
Indianapolis, IN 46240-2482